UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT 99.1

Grupo Aeroportuario del Pacifico Reports a Passenger Traffic Increase in May 2025 of 2.6% Compared to 2024

GUADALAJARA, Mexico, June 05, 2025 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for May 2025, compared with May 2024.

For May 2025, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 2.9%, compared to May 2024. Tijuana, Los Cabos, Puerto Vallarta, and Guadalajara airports presented an increase in passenger traffic of 3.4%, 1.1%, 0.9%, and 0.3% respectively, compared to May 2024. On the other hand, Montego Bay presented a decrease in passenger traffic of 1.6%, compared to May 2024.

Domestic Terminal Passengers (in thousands):

Airport	May-24	May-25	% Change	Jan - May 24	Jan - May 25	% Change
Guadalajara	1,012.5	1,023.2	1.1%	4,657.2	5,111.8	9.8%
Tijuana*	719.6	730.5	1.5%	3,397.1	3,536.6	4.1%
Los Cabos	236.0	245.0	3.8%	1,089.8	1,168.5	7.2%
Puerto Vallarta	250.2	278.2	11.2%	1,057.8	1,210.2	14.4%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	177.0	194.1	9.7%	823.9	903.7	9.7%
Hermosillo	183.7	184.5	0.4%	820.2	877.6	7.0%
Kingston	0.2	0.0	(84.8%)	1.1	0.1	(87.4%)
Morelia	51.2	59.4	15.9%	247.6	305.6	23.5%
La Paz	96.4	107.0	11.0%	462.2	499.4	8.1%
Mexicali	73.0	103.6	41.9%	433.5	501.8	15.7%
Aguascalientes	58.5	60.7	3.7%	259.1	265.8	2.6%
Los Mochis	48.4	58.1	19.8%	225.3	289.6	28.6%
Manzanillo	10.4	10.3	(1.2%)	56.4	55.8	(1.1%)
Total	2,917.0	3,054.5	4.7%	13,531.1	14,726.5	8.8%

International Terminal Passengers (in thousands):

Airport	May-24	May-25	% Change	Jan - May 24	Jan - May 25	% Change
Guadalajara	464.0	457.5	(1.4%)	2,375.7	2,417.4	1.8%
Tijuana*	312.0	336.6	7.9%	1,572.2	1,702.5	8.3%
Puerto Vallarta	369.6	367.3	(0.6%)	2,203.0	2,193.2	(0.4%)
Los Cabos	259.6	236.1	(9.1%)	2,189.6	2,084.3	(4.8%)
Montego Bay	401.7	395.4	(1.6%)	2,295.0	2,164.8	(5.7%)
Guanajuato	77.8	80.3	3.2%	398.0	427.7	7.5%
Hermosillo	6.8	6.7	(2.3%)	36.9	33.7	(8.7%)
Kingston	139.7	146.3	4.8%	666.2	729.3	9.5%
Morelia	52.7	49.7	(5.8%)	259.9	279.9	7.7%
La Paz	1.1	3.1	188.6%	5.2	14.8	184.1%
Mexicali	0.7	0.5	(29.2%)	3.0	2.9	(2.7%)
Aguascalientes	27.3	28.7	5.0%	123.7	129.8	5.0%
Los Mochis	0.7	0.7	(9.7%)	3.4	3.2	(5.5%)
Manzanillo	4.7	5.1	7.4%	52.1	58.7	12.7%
Total	2,118.6	2,113.9	(0.2%)	12,183.9	12,242.2	0.5%

Total Terminal Passengers (in thousands):

Airport	May-24	May-25	% Change	Jan - May 24	Jan - May 25	% Change
Guadalajara	1,476.5	1,480.7	0.3%	7,032.8	7,529.2	7.1%
Tijuana*	1,031.6	1,067.1	3.4%	4,969.3	5,239.2	5.4%
Puerto Vallarta	605.6	612.3	1.1%	3,292.9	3,361.7	2.1%
Los Cabos	509.8	514.3	0.9%	3,247.4	3,294.5	1.4%
Montego Bay	401.7	395.4	(1.6%)	2,295.0	2,164.8	(5.7%)
Guanajuato	254.8	274.4	7.7%	1,222.0	1,331.4	9.0%
Hermosillo	190.5	191.2	0.3%	857.1	911.3	6.3%
Kingston	139.9	146.4	4.6%	667.3	729.5	9.3%
Morelia	103.9	109.0	4.9%	507.5	585.5	15.4%
La Paz	97.5	110.1	13.0%	467.4	514.2	10.0%
Mexicali	73.7	104.1	41.2%	436.4	504.6	15.6%
Aguascalientes	85.8	89.3	4.1%	382.8	395.6	3.3%
Los Mochis	49.2	58.7	19.4%	228.7	292.8	28.0%
Manzanillo	15.1	15.4	1.4%	108.5	114.5	5.5%
Total	5,035.7	5,168.3	2.6%	25,715.0	26,968.7	4.9%

CBX users (in thousands):

Airport	May-24	May-25	% Change	Jan - May 24	Jan - May 25	% Change
Tijuana	306.9	329.8	7.5%	1,551.8	1,673.0	7.8%

Highlights for the month:

  Seats and load factors: The seats available during May 2025 increased by 4.8%, compared to May 2024. The load factors for the month went from 82.8% in May 2024 to 81.1% in May 2025.

  New routes:
  Hermosillo – Tijuana: Viva
  Tijuana – Hermosillo: Viva
  La Paz – Santa Lucía: Viva
  La Paz – Tijuana: Viva
  Tijuana – La Paz: Viva
  Tijuana – Veracruz: Viva
  Tijuana – Querétaro: Viva

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: June 5, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer